Exhibit 99.2

NeuroSense Therapeutics Ltd.

Condensed Consolidated balance sheets

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
Assets

Current assets:
Cash and cash equivalent	231	166
Other receivables	540	565
Restricted deposit	73	47
Total current assets	844	778

Non-current assets:
Property, plant and equipment, net	52	58
Operating right of use assets	-	170
Restricted deposit	-	22
Total non-current assets	52	250

Total assets	896	1,028

Liabilities and Equity

Current liabilities:
Trade payables	729	799
Other current liabilities (*)	2,270	1,717
Total current liabilities	2,999	2,516

Non-current liabilities:
Lease liability less current maturity	-	72

Total liabilities	2,999	2,588

Shareholders’ equity:
Authorized: 200,000,000 and 90,000,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 1,836,154 and 1,627,859 shares at June 30, 2026 and December 31, 2025, respectively (**)	-	-
Share premium and capital reserve	49,245	46,225
Accumulated deficit	(51,348)	(47,785)
Total Shareholders’ deficit	(2,103)	(1,560)

Total liabilities and shareholders’ deficit	896	1,028

Date of approval of the interim financial statements: September 23, 2026

(*)	Including balance with related parties at the amount of $599 thousand and $602 thousand as of June 30, 2026 and December 31, 2025, respectively.

(**)	After giving effect to the reverse share split, see also note 5.

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands except share and per share data

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2026	2025

Research and development expenses	(2,102)	(2,503)

General and administrative expenses	(1,345)	(2,189)

Operating loss	(3,447)	(4,692)

Financing expenses, net	(116)	(17)

Net loss and comprehensive loss	(3,563)	(4,709)
Basic and diluted net loss per share (*)	(2.1)	(3.7)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share (*)	1,731,255	1,270,132

(*)	After giving effect to the reverse share splits, see also note 5.

The accompanying notes are an integral part of the condensed interim financial statements.

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NeuroSense Therapeutics Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ deficit

U.S. dollars in thousands (except for share and per share data)

	Ordinary shares		Share premium and capital		Accumulated	Total
	Number (*)	Amount	reserve		deficit	equity

Balance as of January 1, 2026	1,627,859	$-	$46,225		$(47,785)	$(1,560)

Issuance of shares, net	120,483	-	2,066		-	2,066

Exercise of RSus and pre-funded warrants	14,814	-	**	)	-	** )

Share-based compensation	72,998	-	954		-	954

Net loss and comprehensive loss	-	-	-		(3,563)	(3,563)

Balance as of June 30, 2026	1,836,154	$-	$49,245		$(51,348)	$(2,103)

	Ordinary shares		Share premium and capital	Accumulated	Total
	Number (*)	Amount	reserve	deficit	equity

Balance as of January 1, 2025	1,161,447	$-	$39,243	$(36,660)	$2,583

Issuance of shares, net	44,198	-	1,288	-	1,288

Exercise of options and vested RSUs	9,700	-	13	-	13

Share-based compensation	14,776	-	306	-	306)

Net loss and comprehensive loss	-	-	-	(4,709)	(4,709)

Balance as of June 30, 2025	1,230,121	$-	$40,850	$(41,369)	$(519)

(*)	After giving effect to the share splits and the reverse share splits, see also note 5.

(**)	Less than $1 thousand.

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NeuroSense Therapeutics Ltd.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2026	2025
Cash flows from operating activities
Net loss for the period	(3,563)	(4,709)
Adjustments:

Depreciation and Amortization	8	8
Share-based compensation	899	306
Finance income, net	5	-

Changes in assets and liabilities:
Decrease in operating right of use asset	170	42
Decrease in operating lease liability	(170)	(33)
Decrease in other receivables	25	141
Decrease in trade payables	(15)	(67)
Increase in other payables	651	312

Net cash used in operating activities	(1,990)	(4,000)

Cash flows from investing activities
Change in restricted deposit	(4)	(8)
Purchase of property, plant and equipment	(2)	(5)
Net cash (used in investing activities	(6)	(13)

Cash flows from financing activities
Exercise of options	* )	13
Issuance of shares	2,112	1,353
Issuance costs	(46)	(65)
Net cash provided by financing activities	2,066	1,301

Effects of exchange rate changes on cash and cash equivalents	(5)	-

Net increase (decrease) in cash and cash equivalents	65	(2,712)

Cash and cash equivalents at beginning of the period	166	3,378

Cash and cash equivalents at end of the period	231	666

Non-cash financing activities:
Issuance of shares to service provider	55	-

*)	less than 1 thousands.

The accompanying notes are an integral part of the condensed interim financial statements.

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NeuroSense Therapeutics Ltd.

Notes to the Condensed Consolidated Financial Statements

Note 1 — General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

B.	The Company currently has no products approved for sale, and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred negative networks capital and also losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds.

Based on current expected level of operating expenditures, the Company’s cash resources as at June 30, 2026 shall not be sufficient to fund the Company’s operations for a period of 12 months from the approval of these consolidated interim financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise substantial doubt about the Company ability to continue as a going concern. The consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

In addition, in light of our limited cash resources and ongoing capital requirements, in June 2026 the Company implemented cost-reduction measures, including a reduction in workforce and other reductions in operating expenses. The Company continues to evaluate additional financing opportunities and strategic alternatives to support its operations and the continued development of PrimeC and our other product candidates. See also Note 5 in respect to share-based settlements of obligations to service providers for past and future services.

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NeuroSense Therapeutics Ltd.

Notes to the Condensed Consolidated Financial Statements

Note 1 — General (Cont.)

D.

Since October 2023, Israel has experienced ongoing regional hostilities involving Hamas, Hezbollah, Iran and other regional actors. During 2026, regional tensions further escalated, including renewed military hostilities involving Israel, Iran and other regional actors.

As of the date of approval of these consolidated financial statements, these developments have not had a material adverse effect on the Company’s business or operations, and its clinical and business development activities continue as planned. The Company continues to monitor the situation, and any further escalation or deterioration in the security situation could adversely affect its operations.

E.

The Company is required to comply with the continued listing requirements of The Nasdaq Capital Market, including requirements relating to the minimum bid price of its ordinary shares and its market value of listed securities (“MVLS”). The Company previously experienced periods of non-compliance with certain Nasdaq continued listing requirements and subsequently regained compliance.

On April 2, 2026, the Company received notification letters from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share, and the applicable MVLS requirement, as the closing bid price of the Company’s ordinary shares and its MVLS had remained below the required thresholds for 30 consecutive business days. The Company was provided until September 29, 2026 to regain compliance with these requirements. The Company is pursuing measures intended to regain compliance; however, there can be no assurance that it will regain compliance within the applicable compliance period or at all. Failure to regain compliance could result in the delisting of the Company’s ordinary shares from Nasdaq and could adversely affect the liquidity and market price of the Company’s ordinary shares and its ability to raise additional capital.

Note 2 — Significant accounting policies

These unaudited condensed consolidated interim financial statements have been prepared as of June 30, 2026 and for the six months period then ended. Accordingly, In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2026, and its results of operations for the six months ended June 30, 2026, and 2025, and cash flows for the same periods. The condensed consolidated balance sheet at December 31, 2025, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The significant accounting policies that have been applied in the preparation of the unaudited condensed consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements for the year ended December 31, 2025. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2025 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2026 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

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NeuroSense Therapeutics Ltd.

Notes to the Condensed Consolidated Financial Statements

Note 2 — Significant accounting policies (Cont.)

Recently issued accounting pronouncements, not yet adopted

In December 2025, the FASB issued ASU 2025-11, Interim Reporting, Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

Note 3 - Shareholders’ Equity

a.	During the six months ended June 30, 2026, the Company sold 94,858 of its ordinary shares pursuant to the Sales Agreement for aggregate net proceeds of approximately $1,456 thousand.

b.	During February 2026, 13,814 pre-funded warrants were exercised into 13,814 ordinary shares of the Company. Following this exercise there are no more unexercised pre-funded warrants.

c.	On March 10, 2026, the Company’s shareholders approved an amendment to the Company’s articles of association to increase the registered share capital of the Company by an additional 110,000,000 ordinary shares, such that the total registered share capital of the Company would consist of 200,000,000 ordinary shares, no par value per share.

d.	During the six month period ended June 30, 2026, the Company issued 1,000 ordinary shares following vested RSUs.

e.	In April 2026, the Company entered into a private placement transaction with certain Company’s executive officers and shareholders, according to which the Company agreed to issue 38,125 of its ordinary shares for total consideration of $610 thousands. 25,625 ordinary shares were issued in June 2026 and 12,500 shares issued in July 2026.

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NeuroSense Therapeutics Ltd.

Notes to the Condensed Consolidated Financial Statements

Note 4 - Share Based Payment

a.	On January 7, 2026, the Company’s board of directors approved the grant of an aggregate amount of 12,998 restricted shares to several service providers for services received. The fair value was estimated at the amount of $223 thousand.

b.	On February 23, 2026, the Company issued 3,000 restricted shares to a service provider for his past services.

c.	On March 26, 2026, the Company’s board of directors approved the grant of an aggregate amount of 57,000 restricted shares to several employees and officers. The restricted shares vest on a quarterly basis over two years. The aggregate fair value was estimated at the amount of $878 thousand.

The share-based expense recognized in the statements of operations were as follows:

	June 30,
	2026	2025
	U.S dollars in thousands
Share-based compensation expense - Research and development	$768	$18
Share-based compensation expense - General and administrative	131	288
	$899	$306

Note 5 – Subsequent events

On September 14, 2026, the Company effected a reverse share split of the issued and outstanding ordinary shares at a ratio of one-for-20, pursuant to which holders of Company’s ordinary shares received one ordinary share for every 20 ordinary share held.

All share and per share amounts for ordinary share, RSUs, pre funded warrants, options and loss per share amounts have been adjusted to give retroactive effect to the reverse share splits for all periods presented in these financial statements.

Any fractional shares of more than one-half of one whole share that resulted from the reverse share splits have been rounded up to the nearest whole share.

On September 23, 2026, the Company’s board of directors approved the grant of an aggregate amount of 158,117 restricted shares to several service providers in settlement of outstanding liabilities relating to services previously provided to the Company and an aggregate amount of up to 84,000 restricted shares to several service providers for their future services.

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